Exhibit 8.1

LIST OF SUBSIDIARIES OF BIRKS GROUP INC.

Name	Jurisdiction of Incorporation
Cash, Gold & Silver USA, Inc.	Delaware
Cash, Gold & Silver Inc.	Canada
Birks Jewellers Limited	Hong Kong